FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934



1. Name and Address of Reporting Person:


Melnick                           Norman
(Last)                           (First)


195 Carter Drive,   Edison,        New Jersey          08817
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


Pentech International Inc./PNTK

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


September/1999

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

   X       Director

           10% Owner

           Officer (give title below)

   X       Other (Specified below)


Chairman


Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

Common Stock

2. Transaction Date:

  9/30/99
(Month/Day/Year)

3. Transaction Code:
   Code          V

    P

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

 5,000             A                    1 3/16

5. Amount of Securities Beneficially Owned at End of Month:

  1,230,028*


6. Ownership Form-Direct (D) or Indirect (I):

  D

7. Nature of Indirect Beneficial Ownership:



Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:



2. Conversion or Exercise Price of Derivative Security:


3. Transaction Date (Month/Day/Year):



4. Transaction Code:
   Code          V


5. Number of Derivative Securities Acquired (A) or Disposed of
(D):



6. Date Exercisable and Expiration Date (Month/Day/Year):


(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:


(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:



9. Number of Derivative Securities Beneficially Owned at End of
Month:



10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):



11. Nature of Indirect Beneficial Ownership:


Explanation of Responses:

* Includes 363,300 shares of Pentech International Inc. Common Stock (the "Shares") owned by his wife, and options to purchase 140,000 Shares which are presently exercisable. Does not include options to purchase 20,000 Shares not exercisable within sixty (60) days.


s/Norman Melnick                                10/4/99
Signature of Reporting Person                    Date